UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Innovus Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45778V106
(CUSIP Number)

Tohuan Steve Chen c/o Armistice Capital LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: 212-231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

___________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	45778V106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,239,503

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

24,239,503

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,239,503

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	45778V106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,239,503

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

24,239,503

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,239,503

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	45778V106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,239,503

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

24,239,503

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,239,503

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	45778V106

Item 1.	Security and Issuer.

The name of the issuer is Innovus Pharmaceuticals, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 8845 Rehco Road, San Diego, California 92121. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company (“Armistice Capital”); (ii) Armistice Capital Master Fund Ltd., a Cayman Islands corporation (the “Master Fund”); and (iii) Steven Boyd, a United States citizen (“Mr. Boyd”, and collectively with Armistice Capital and the Master Fund, the “Reporting Persons”).

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Master Fund. The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

The Master Fund is principally engaged in the business of investing in securities. The principal business address of the Master Fund is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands. The board of directors of the Master Fund consists of Steven Boyd, Kevin A. Phillip and Gregory S. Bennett.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd’s business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 24,239,503 Shares beneficially owned by the Reporting Persons came from the working capital of the Master Fund, which is the direct owner of the Shares. The net investment costs (including commissions, if any) of the Shares owned by the Reporting Persons is approximately $1,696,765.21. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On December 30, 2018, the Issuer and the Master Fund entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which the Issuer agreed to offer and sell to the Master Fund in a private placement: (i) an aggregate of 45,306,347 units (“Units”) for $0.07 per Unit, with each Unit consisting of: (A) one Share; (B) one warrant to purchase one Share at an exercise price of $0.07 per Share (the “Series A Warrant”); and (C) one warrant to purchase one Share at an exercise price of $0.08 per Share (the “Series B Warrant”) (the “Offering”); provided, however, that to the extent that the Master Fund determines, in its sole discretion, that its subscription amount would cause its beneficial ownership to exceed 9.9% of the outstanding Shares, then the Master Fund may elect to purchase prefunded warrants (the “Series C Warrants,” and together with the Series A and Series B Warrants, the “Warrants”) in lieu of Shares as part of the Units, which Series C Warrants shall have a nominal exercise price of $0.001 per Share.

The Warrants became exercisable immediately upon issuance, subject to an issuance limitation set forth therein equal to the number of authorized and unreserved Shares available for issuance, and shall terminate as follows: (i) the Series A Warrants shall terminate 18 months from the date of the Reverse Split (as defined below); (ii) the Series B Warrants shall terminate five and a half years from the date of the Reverse Split; and (iii) the Series C Warrants shall terminate at such time that they are exercised in full. In addition, each of the Warrants contains a beneficial ownership limitation.

In connection with the Offering, the Issuer and the Master Fund also entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file a registration statement (“Registration Statement”) with the SEC no later than 30 days after the Closing Date (as defined in the Securities Purchase Agreement) in order to register, on behalf of the Master Fund, the Shares acquired by the Master Fund pursuant to the Securities Purchase Agreement, as well as the Shares issuable upon exercise of the Warrants issued in connection with the Offering.

In order to provide the Issuer with additional authorized Shares, the Issuer has disclosed that it intends to seek shareholder approval of an amendment to the Issuer’s Amended and Restated Articles of Incorporation to effect a reverse split (the “Reverse Split”) of the Issuer’s issued and outstanding Shares, but not the number of authorized Shares, on the basis of a ratio to be determined by the Issuer’s board of directors (the “Reverse Split Amendment”). The Securities Purchase Agreement provides that: (i) the Issuer shall not file the Reverse Split Amendment until at least 30 days after the Registration Statement has been declared effective by the SEC; and (ii) the Master Fund must vote its Shares in favor of the Reverse Split Amendment.

The foregoing was a summary of certain material terms of the: (i) Securities Purchase Agreement; (ii) Form of Warrants; and (iii) Registration Rights Agreement. The foregoing descriptions are not, and do not purport to be, complete and are qualified in their entirety by reference to the full text of those documents, which have been filed as Exhibits B, C and D, respectively, and are incorporated herein by reference.

The Reporting Persons purchased the Shares for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 24,239,503 Shares, constituting 9.9% of the Shares, based upon 244,839,264 Shares outstanding as of the date hereof. Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 24,239,503 Shares. Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 24,239,503 Shares.

Other than having entered into the Securities Purchase Agreement with the Issuer as described in Item 4 above, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Master Fund holds a Series A Common Stock Purchase Warrant that, subject to a beneficial ownership limitation, permits it to purchase 8,000,000 Shares at an exercise price of $0.15 per Share. Such warrants expire on March 21, 2022.

In addition, the information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described above, in Item 4 and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on December 31, 2018)

Exhibit C: Form of Warrants (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC by the Issuer on December 31, 2018)

Exhibit D: Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by the Issuer on December 31, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2019
(Date)

Armistice Capital, LLC*

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd*

/s/ Steven Boyd

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated January 9, 2019, relating to the Common Stock, par value $0.001 per share, of Innovus Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

January 9, 2019
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd

/s/ Steven Boyd